UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Year ended December 31, 2024

Fundrise Development eREIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	83-3430017
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Fl, Washington, DC (Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (this “Annual Report”) that are forward-looking statements. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These risk factors and uncertainties which could have a material adverse effect on our operations and future prospects, along with others, are detailed under the heading “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (the “SEC”), which may be accessed here (beginning on page 27) and may be updated from time and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

 Fundrise Development eREIT, LLC (formerly known as Fundrise Growth eREIT 2019, LLC) is a Delaware limited liability company formed on February 1, 2019. The use of the terms “Fundrise Development eREIT”, the “Company”, “we”, “us”, or “our” in this Annual Report refer to Fundrise Development eREIT, LLC unless the context indicates otherwise. Effective August 2, 2021, the Company merged (the “Merger”) with Fundrise Growth eREIT V, LLC, with the Company as the surviving entity, and concurrently changed its name to Fundrise Development eREIT, LLC.

We intend to originate, invest in, and manage a diversified portfolio of commercial real estate investments including, primarily, residential rental properties, as well as real estate-related debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with its taxable year ended December 31, 2019, the Company has qualified for treatment as a REIT under the Internal Revenue Code of 1986, as amended,, and intends to continue to operate as such.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell commercial real estate properties, debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. Our management has extensive experience investing in numerous types of properties. Thus, we may acquire a wide variety of commercial properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include properties purchased for renovation and conversion into condominiums and single-tenant properties that may be converted for another use, such as multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and Code Section 1031 tenant-in-common interests. We expect that our portfolio of debt investments will be secured primarily by U.S. based collateral, primarily commercial real estate properties and development projects, and diversified by security type, property type and geographic location.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and REITs sponsored by affiliates of our Sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

●	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

●	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

●	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

●	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

●	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

●	to realize growth in the value of our investments over the long term;

●	to grow net cash from operations so that cash flow is available for distributions to investors over the long term; and

●	to preserve, protect and return shareholders’ capital contributions.

While we initially targeted liquidating and distributing cash to investors within a certain time period, given that our investors have an opportunity to gain liquidity quarterly and that our investments are of a long term nature, our Manager has determined to operate the Company with no target liquidation date so that it can make decisions in the best interests of our investors on a project-by-project basis. We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee reviews our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well-positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” in our latest Offering Circular, which may be accessed here (beginning on page 27), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For more information, see “Statements Regarding Forward Looking Information”. Unless otherwise indicated, the latest results discussed below are as of December 31, 2024.

Offering Results

We have offered, are offering, and may continue to offer in the future, up to $75.0 million in our common shares during the rolling twelve-month period under Regulation A (which we refer to as the “Offering”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. Most recently, the Company qualified an offering statement on November 18, 2024 qualifying approximately $74.2 million of additional common shares for sale pursuant to Regulation A. As of both December 31, 2024 and 2023, we had raised gross offering proceeds of approximately $158.2 million in total, respectively, from settled subscriptions (including proceeds received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $1.9 million received in private placements to third parties) and had settled subscriptions in our Offering and separate private placements for an aggregate of approximately 15,240,000 and 15,239,000, respectively, of our common shares. Assuming the settlement for all subscriptions received, approximately $74.2 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering as of December 31, 2024.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless the Offering is terminated by our Manager at an earlier time. The per share purchase price for our common shares is adjusted by our Manager at the beginning of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has currently determined to adjust the per share purchase price quarterly (or as soon as commercially reasonable and announced by us thereafter), and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 31, 2022, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2022	$10.60	Form 1-U
March 31, 2023	$10.38	Form 1-U
June 30, 2023	$10.33	Form 1-U
September 30, 2023	$10.12	Form 1-U
December 30, 2023	$9.52	Form 1-U
March 29, 2024	$9.49	Form 1-U
June 29, 2024	$9.57	Form 1-U
September 30, 2024	$9.27	Form 1-U
December 31, 2024	$8.95	Form 1-U
March 31, 2025	$8.86	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). To avoid federal income and excise taxes on retained taxable income and gains, we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past, and expect in the future, to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

When calculated on a tax basis, distributions were made 100% from capital gains for the year ended December 31, 2024 and 100% from return of capital for the year ended December 31, 2023.

Any distributions that we may make will directly impact our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

For further details, please see Note 9, Distributions in our consolidated financial statements.

  Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2024 and 2023, approximately 5.7 million and 3.8 million common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenue and cash flows through the rental operations of our rental real estate properties and distributions from our investments in equity method investees. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition in our consolidated financial statements for further detail.

Results of Operations

For the years ended December 31, 2024 and 2023, we had net losses of approximately $8.5 million and $5.8 million, respectively. Further information on the notable changes in our results are as follows:

Revenue

Rental Revenue

For the years ended December 31, 2024 and 2023, we earned rental revenue of approximately $5.2 million and $5.3 million, respectively, from the operation of rental real estate properties. Rental revenue activity remained relatively consistent with no significant changes from the prior year.

Other Revenue

For the years ended December 31, 2024 and 2023, we earned other revenue of approximately $726,000 and $642,000, respectively. The increase in other revenue is primarily attributable to an increase in common area maintenance revenue for the C20 Property.

Expenses

Property Operating and Maintenance

For the years ended December 31, 2024 and 2023, we incurred property operating and maintenance expenses of approximately $3.0 million and $2.8 million, respectively, which includes property insurance, real estate taxes, and other routine maintenance costs. The increase in property operating and maintenance expenses is the result of marginal fluctuations in the underlying balances.

Investment Management and Other Fees – Related Party

For the years ended December 31, 2024 and 2023, we incurred investment management and other related party fees of approximately $1.0 million and $1.3 million, respectively. The decrease in investment management fees is directly related to a decrease in the quarterly average net assets, as the investment management fee is calculated as a percentage of net assets each quarter. The overall decrease in average net assets is primarily attributable to redemptions throughout the year and the general decline in the fair value of our investments throughout the year.

General and Administrative Expenses

For the years ended December 31, 2024 and 2023, we incurred general and administrative expenses of approximately $536,000 and $690,000, respectively, which includes auditing and professional fees, bank fees, software and subscription costs, transfer agent fees, and other expenses associated with operating our business, including efforts to market properties for sale. The decrease is primarily attributable to the additional held for sale costs incurred during the year ended December 31, 2023.

Other Income (Expense)

Decrease in Fair Value of Derivative Financial Instrument

For the years ended December 31, 2024 and 2023, we recognized a decrease in the fair value of our derivative financial instrument of approximately $1.4 and $1.1 million, respectively. The derivative financial instrument is related to the interest rate swap contract on the mortgage payable of one of our real estate investment properties. The decrease in the fair value of our derivative financial instrument is attributable to movement in interest rates and the derivative contract getting closer to its maturity date. See Note 8, Derivative Financial Instrument for further information.

Equity in Earnings (Losses)

For the years ended December 31, 2024 and 2023, we recognized equity in earnings (losses) from our equity method investees of approximately $1,148,000 and $(656,000), respectively. The increase in equity in earnings was primarily attributable to gain of approximately $2.7 million from the sale of a property by one of our equity method investees, as well as improved operating performance from another investee.

Interest Expense – Related Party

For the years ended December 31, 2024 and 2023, we incurred interest expense on related party debt of approximately $2.8 million and $1.5 million, respectively. The increase in interest expense is due to an overall higher average principal balance outstanding and higher interest rates during the year ended December 31, 2024. See Note 11, Related Party Arrangements for further information.

Loss on Sale of Real Estate

For the years ended December 31, 2024 and 2023, we incurred a net realized loss on investments of approximately $2.6 million and $0, respectively. The increase in loss was due to the sale of the RSE V40 property and a Tenancy-in-Common (“TIC”) transaction in which we sold one wholly-owned investment in rental real estate in exchange for a non-controlling member interest and cash consideration. See Note 3, Investments in Equity Method Investees and Note 11, Related Party Arrangements for further information.

Impairment Loss on Real Estate

For the years ended December 31, 2024 and 2023, we incurred impairment loss of approximately $606,000 and $228,000, respectively. The increase in impairment loss was primarily due to a decline in the estimated fair values of certain investments in rental real estate properties. See Note 2, Summary of Significant Accounting Policies – Investments in Rental Real Estate Properties and Real Estate Held for Improvement for more information regarding impairment.

Our Investments

The following tables summarize the investments held during the period from January 1, 2023 through December 31, 2024. See “Recent Developments” for a description of any investments we have made since December 31, 2024. Note that the use of the term “controlled subsidiary” is not intended to conform with the U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Wholly-Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Renovation Cost (1)	Projected Exit Price (1)	Projected Hold Period (1)	Overview (Form 1-U)
RSE W421 Controlled Subsidiary(4)	Los Angeles, CA	Commercial	11,300	07/25/2019	$7,325,000	$610,000	$7,935,000	7 years	Initial Update
RSE C35 Controlled Subsidiary	Los Angeles, CA	Multifamily	5,300	07/31/2019	$4,195,000	$20,200,000	$24,400,000	7 years	Initial
RSE V40 Controlled Subsidiary (3)	Brentwood, MD	Mixed-Use	60,000	11/08/2019	$4,120,000	$2,400,000	$6,520,000	7 years	Initial Update
RSE R450 Investment	Brentwood, MD	Multifamily	43,500	11/08/2019	$7,660,000	$--	$7,660,000	10 years	Initial
W420 Controlled Subsidiary(4)	Los Angeles, CA	Mixed-Use	15,000	12/06/2019	$7,490,000	$4,920,000	$12,410,000	7 years	Initial Update
W372 Controlled Subsidiary	Los Angeles, CA	Multifamily	6,250	12/31/2019	$1,520,000	$900,000	$2,420,000	7 years	Initial
W422 Controlled Subsidiary	Los Angeles, CA	Mixed-Use	7,000	08/24/2020	$3,055,000	$4,170,000	$7,225,000	10 years	Initial
B19 Controlled Subsidiary (2)	Landover, MD	Unimproved Land	965,000	08/02/2021	$6,881,000	$52,119,000	$59,000,000	10 years	Initial
C20 Controlled Subsidiary (2)	Alexandria, VA	Mixed-Use	290,000	08/02/2021	$39,105,000	$--	$39,105,000	5 years	Initial

(1)	Projected renovation costs, exit prices, and hold periods presented are as of the date of acquisition by the Company, and have not been subsequently updated.

(2)	These assets were acquired by the Company on August 2, 2021 in connection with the Merger. The acquisition costs, renovation costs, exit prices, and hold periods presented are as of the initial date of acquisition, and were not updated as of or subsequent to the date of the Merger.

(3)	On April 16, 2024 the RSE V40 Controlled Subsidiary sold the RSE V40 Property.

(4)	On December 26, 2024, the Company sold its original interest in the RSE W421 and the W420 Controlled Subsidiaries and entered into a TIC transaction. As of December 31, 2024, the surviving investment in CNP 108, LLC is included in “Investments in equity method investees” on the Company’s consolidated balance sheets.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)		Overview (Form 1-U)
GlenLine Controlled Subsidiary	Washington, DC	Land	09/25/2019	$5,850,000		Initial	Update
Hampton Station Controlled Subsidiary (3)	Greenville, SC	Mixed Use	11/19/2021	$1,891,000		Initial	N/A
CNP 108, LLC(2)	Los Angeles, CA	Mixed Use	12/26/2024	$9,455,000	(4)	Initial	N/A
5957 Western, LLC(2)	Los Angeles, CA	Mixed Use	12/26/2024	$4,125,000		Initial	N/A
4801 WJ, LLC(2)	Los Angeles, CA	Mixed Use	12/26/2024	$4,654,000		Initial	N/A

(1)

Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary. The Purchase Prices are presented as of the date of acquisition, and have not been subsequently updated.

(2)	On December 26, 2024, the Company acquired a 25% TIC interest in 5957 Western, LLC, a 50% TIC interest in 4801 WJ, LLC and a 50% interest in CNP 108, LLC. The surviving investment in CNP 108, LLC is inclusive of the 50% purchase of the original interests in both the W420 Controlled Subsidiary and W421 Controlled Subsidiary for a purchase price of $5.0 million and $4.5 million, respectively.

(3)	On November 25, 2024, Hampton Station Holdings, LLC sold part of the Hampton Station property located in Greenville, SC for a sales price of approximately $11.1 million. Our distribution received from the sale totaled approximately $3.5 million. See Note 3, Investments in Equity Method Investees for further information regarding this disposition,

(4)	Transaction in-kind. Member interest in CNP 108, LLC acquired in connection with the sale of the Company’s original interests in the W420 Controlled Subsidiary and the W421 Controlled Subsidiary.

The following assets are owned by Fundrise SFR DEV JV 1, LLC, a joint venture (“Co-Investment Arrangement”) between the Company and Fundrise Real Estate Interval Fund, LLC. See Note 3, Investments in Equity Method Investees for more information.

Real Property Controlled Subsidiaries (Co-Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
Carmel Villas Controlled Subsidiary	Denton, TX	Land	04/02/2021	$6,594,000	Initial	Update
Kingsland Heights Controlled Subsidiary(2)	Brookshire, TX	Single Family Rental	07/22/2021	$2,516,000	Initial	Update

(1)

Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary. The Purchase Prices are presented as of the date of acquisition, and have not been subsequently updated.

(2)	On June 28, 2024 the investment in Kingsland Heights Controlled Subsidiary was redeemed.

As of December 31, 2024, the Company’s investments in companies that are accounted for under the equity method of accounting also included the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 11, Related Party Arrangements for further information regarding National Lending and Co-Investment Arrangements.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, our Offering, cash flow from rental real estate properties and equity method investments, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations. As of December 31, 2024, we had deployed approximately $152.1 million for fourteen investments and had approximately $3.1 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a capital contribution amount of 5% of its assets under management to National Lending. See Note 11, Related Party Arrangements for further information regarding National Lending. As of December 31, 2024, we anticipate that cash on hand, cash flow from our rental real estate properties and equity method investments, proceeds from asset sales or repayments, and net proceeds from our Offering will provide sufficient liquidity to meet funding commitments and costs of operations for at least the next 12 months.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We have outstanding unsecured Company level debt (inclusive of accrued interest) of approximately $43.5 million and $43.3 million and as of April 30, 2025 and December 31, 2024, respectively. This amount does not include any debt secured by the real property of our consolidated or unconsolidated investments. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

Off-Balance Sheet Arrangements

As of December 31, 2024 and 2023, we had no off-balance sheet arrangements.

Recent Developments

National Lending

On January 8, 2025, the Company made a draw of $700,000 on a National Lending promissory note. The note bears a 6.00% interest rate and matures on December 31, 2025. On January, 30, 2025, the Company partially paid off $15.0 million of principal related to this promissory note with National Lending. As of April 30, 2025 the principal outstanding on the promissory note is $29.0 million.

On January 8, 2025, National Lending issued a new promissory note to the Company for a total maximum principal amount of $3.9 million. The note bears a 6.00% interest rate and matures on December 31, 2025. As of April 30, 2025 the principal outstanding on the promissory note is $3.9 million.

On April 4, 2025, National Lending issued a new promissory note to the Company for a total maximum principal amount of $3.2 million. The note bears a 5.50% interest rate and matures on April 3, 2026. As of April 30, 2025 the principal outstanding on the promissory note is $3.2 million.

On April 23, 2025, National Lending issued a new promissory note to the Company for a total maximum principal amount of $8.0 million. The note bears a 5.50% interest rate and matures on April 23, 2026. As of April 30, 2025, the principal outstanding on the promissory note is $6.8 million.

Mortgage Payable

On April 28, 2025, the Company refinanced the C20 mortgage payable with a new $30.0 million loan. In connection with the refinancing, the Company made a payment of approximately $6.8 million. The mortgage payable matures on April 28, 2028 and bears interest at a fixed rate of 7.75% per annum.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	48	Chief Executive Officer
Brandon T. Jenkins	39	Chief Operating Officer
Bjorn J. Hall	44	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	44	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been the President of one of the largest mixed-use real estate companies in the Washington, DC metro area. Over the course of his 25-year career, Mr. Miller has acquired more than $8 billion of real estate assets—including 37,000 residential units and 5 million square feet of industrial and commercial space. Mr. Miller holds a Bachelor’s degree in Economics from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacity with our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Previously, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners and spent two and a half years as an investment advisor at Marcus & Millichap. Mr. Jenkins earned his Bachelor of Arts from Duke University.

Alison A. Staloch currently serves as the Chief Financial Officer of our Manager and has served in such capacity with our Sponsor since April 2021. Prior to joining our Sponsor, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the SEC from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer, and Corporate Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall served as a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 11, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our consolidated financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2025 for each person or group that holds more than 10.0% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

	Number of Shares Beneficially	Percent of
Name of Beneficial Owner (1)(2)	Owned	All Shares
Benjamin S. Miller	-	-
Brandon T. Jenkins	8	*
Bjorn J. Hall	152	*
Alison A. Staloch	395	*
All executive officers of our Manager as a group (4 persons)	555	*

*	Represents less than 1.0% of our outstanding common shares.

(1)

Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 11, Related Party Arrangements, in our Consolidated Financial statements.

Item 6.	Other Information

None.

Item 7.	Financial Statements

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Development eREIT, LLC

Independent Auditor’s Report

Members

Fundrise Development eREIT, LLC

Opinion

We have audited the consolidated financial statements of Fundrise Development eREIT, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, the related consolidated statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ RSM US LLP

McLean, Virginia

April 30, 2025

 Fundrise Development eREIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2024	As of December 31, 2023
ASSETS
Cash and cash equivalents	$3,063	$3,791
Restricted cash	1,463	1,703
Other assets, net	802	992
Intangible lease assets, net	921	2,456
Derivative financial instrument	351	1,744
Investments in equity method investees	62,558	54,418
Investments in rental real estate properties, net	90,497	92,447
Investments in real estate held for improvement	9,185	19,669
Investments in real estate held for sale	-	11,821
Total Assets	$168,840	$189,041

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$515	$1,304
Due to related party	219	509
Settling subscriptions	-	3
Redemptions payable	5,037	6,300
Distributions payable	64	203
Rental security deposits and other liabilities	476	802
Intangible lease liabilities, net	1,716	2,118
Notes payable - related party	43,307	33,345
Mortgage payable, net	34,604	35,016
Total Liabilities	85,938	79,600

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 15,240,286 and 15,238,514 shares issued and 9,550,145 and 11,445,268 shares outstanding as of December 31, 2024 and December 31, 2023, respectively	100,872	118,717
Accumulated deficit and cumulative distributions	(17,970)	(9,276)
Total Members’ Equity	82,902	109,441
Total Liabilities and Members’ Equity	$168,840	$189,041

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Development eREIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023
Revenue
Rental revenue	$5,162	$5,302
Other revenue	726	642
Total revenue	5,888	5,944

Expenses
Property operating and maintenance	3,036	2,835
Depreciation and amortization	2,406	2,410
Investment management and other fees - related party	1,019	1,258
General and administrative expenses	535	690
Total expenses	6,996	7,193

Other income (expense)
Decrease in fair value of derivative financial instrument	(1,393)	(1,094)
Equity in earnings (losses)	1,148	(656)
Dividend income	110	131
Interest expense, net	(1,202)	(1,200)
Interest expense - related party	(2,777)	(1,501)
Loss on sale of real estate	(2,625)	-
Impairment loss on real estate	(606)	(228)
Total other (expense) income	(7,345)	(4,548)

Net loss	$(8,453)	$(5,797)

Net loss per basic and diluted common share	$(0.79)	$(0.47)
Weighted average number of common shares outstanding, basic and diluted	10,749,921	12,225,102

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Development eREIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated Deficit and Cumulative	Total Members'
	Shares	Amount	Distributions	Equity
December 31, 2022	11,969,992	123,862	(2,871)	120,991
Issuance of common shares	1,397,525	14,564	-	14,564
Offering costs	-	(87)	-	(87)
Distributions declared on common shares	-	-	(608)	(608)
Redemptions of common shares	(1,922,249)	(19,622)	-	(19,622)
Net loss	-	-	(5,797)	(5,797)
December 31, 2023	11,445,268	$118,717	$(9,276)	$109,441
Issuance of common shares	1,772	18	-	18
Offering costs	-	(98)	-	(98)
Distributions declared on common shares	-	-	(241)	(241)
Redemptions of common shares	(1,896,895)	(17,765)	-	(17,765)
Net loss	-	-	(8,453)	(8,453)
December 31, 2024	9,550,145	$100,872	$(17,970)	$82,902

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Development eREIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
OPERATING ACTIVITIES:
Net loss	$(8,453)	$(5,797)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of above- and below-market leases, net	(339)	(338)
Amortization of deferred rental revenue	(104)	304
Depreciation and amortization	2,406	2,410
Bad debt expense	211	165
Equity in (earnings) losses	(1,148)	656
Amortization of below-market debt value	393	394
Decrease in fair value of derivative financial instrument	1,393	1,094
Loss on sale of investments in rental real estate properties	2,625	-
Return on investment from equity method investees	336	-
Impairment loss on real estate	606	228
Estimated costs to sell	-	209
Deferred financing fees	(31)	-
Changes in assets and liabilities:
Net decrease (increase) in other assets	(198)	47
Net increase (decrease) in accounts payable and accrued expenses	(786)	139
Net increase (decrease) in due to related party	(1,130)	796
Net increase (decrease) in rental security deposits and other liabilities	6	106
Net cash provided by (used in) operating activities	(4,213)	413
INVESTING ACTIVITIES:
Investment in equity method investees	(11,392)	(15,727)
Return of investment from equity method investees	13,519	4,145
Capital expenditures related to rental real estate properties	(130)	(376)
Capital expenditures related to real estate held for improvement	(2,945)	(2,923)
Proceeds from the sale of real estate investments	9,455	-
Proceeds from the sale of investments in real estate held for sale	4,268	-
Payment of disposition fees and selling costs	(67)	-
Net cash provided by (used in) investing activities	12,708	(14,881)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	15	14,536
Redemptions paid	(19,028)	(16,370)
Proceeds from notes payable - related party	17,700	16,500
Repayment of notes payable - related party	(6,900)	(2,000)
Repayment of mortgage payable	(775)	-
Proceeds from settling subscriptions	-	3
Distributions paid	(380)	(596)
Offering costs paid	(91)	(63)
Reimbursements to related party	(4)	(15)
Net cash provided by (used in) financing activities	(9,463)	11,995

Net increase (decrease) in cash and cash equivalents	(968)	(2,473)
Cash and cash equivalents and restricted cash, beginning of year	5,494	7,967
Cash and cash equivalents and restricted cash, end of year	$4,526	$5,494

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Capital expenditures related to real estate held for improvement included in accounts payable and accrued expenses	$13	$714
Reclass investments in real estate held for improvement to investments in rental real estate properties	$13,442	$7,560
Reclass investments in real estate held for improvement to investments in real estate held for sale	$-	$4,655
Reclass investments in rental real estate properties to investments in real estate held for sale	-	$7,602
Reclass investments in real estate held for sale to investments in rental real estate properties	$7,571	$-
Investments in equity method investees through tenancy-in-common interest arrangement resulting from the sale of investments in real estate properties	$9,455	$-
Non-cash extinguishment of debt	$75,800	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid - related party notes	$3,615	$863
Interest paid - mortgage payable	$2,600	$2,214

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Development eREIT, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

1.	Formation and Organization

Fundrise Development eREIT, LLC (formerly known as Fundrise Growth eREIT 2019, LLC) was formed on February 1, 2019 as a Delaware limited liability company and substantially commenced operations on July 5, 2019. Effective August 2, 2021, Fundrise Growth eREIT V, LLC, merged with and into Fundrise Growth eREIT 2019, LLC (which was concurrently renamed Fundrise Development eREIT, LLC), with the Company as the surviving entity (the “Merger”). As used herein, the “Company”, “we”, “us”, and “our” refer to Fundrise Development eREIT, LLC, except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate investments, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the taxable year ended December 31, 2019. We hold substantially all of our assets directly, and as of December 31, 2024 and 2023 have not established an operating partnership or any taxable REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT. We elect to treat certain wholly-owned subsidiaries as qualified REIT subsidiaries (“QRSs”). See Note 2, Summary of Significant Accounting Policies - Income Taxes for further information on the QRSs.

The Company’s initial and subsequent offering of its common shares (the “Offering”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified approximately $74.2 million of additional common shares on November 18, 2024, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of December 31, 2024 and 2023, after redemptions, the Company has common shares outstanding of approximately 9,550,000 and 11,445,000, respectively, including common shares issued to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of both December 31, 2024 and 2023, approximately 1,000 common shares were held by the Sponsor for an aggregate purchase price of approximately $11,000. In addition, as of both December 31, 2024 and 2023, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of approximately 10,500 common shares for an aggregate purchase price of approximately $106,000. As of December 31, 2024 and 2023, after redemptions, third parties owned approximately 126,000 and 179,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $1.5 million and $1.9 million, respectively. As of December 31, 2024 and 2023, the total amount of equity issued by the Company on a gross basis was approximately $158.2 million, and the total amount of settling subscriptions was approximately $0 and $3,000, respectively. As of December 31, 2024, all subscriptions had settled. As of December 31, 2023, these amounts were offered at a $10.12 per share price.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to current year presentation. On the consolidated balance sheets the Company reclassified certain intangible assets from “Investments in real estate held for improvement” to “Intangible lease assets, net” and certain intangible assets from “Intangible lease assets, net” to “Investments in rental real estate properties”. On the consolidated statements of operations, the Company reclassified money market dividends earned in connection with its operating cash sweep accounts from “Other revenue” to “Dividend income” and certain other property revenue from “Rental revenue” to “Other revenue”. The reclassifications on the statements of operations did not have an impact on the Company’s net income (loss) for the periods presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We did not have any VIEs for the periods presented in these consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consists of money market funds as of December 31, 2024 and 2023.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Loss per Share

Basic loss per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic loss per share is computed by dividing net income or loss available to members by the weighted-average common shares outstanding during the period. Diluted net loss per common share equals basic net loss per common share as there were no potentially dilutive securities outstanding during the years ended December 31, 2024 and 2023.

Offering Costs

Offering costs of the Company were initially paid by the Manager on behalf of the Company. Pursuant to the Company’s second amended and restated operating agreement (the “Operating Agreement”), the Company is obligated to reimburse the Manager, or its affiliates, as applicable, for offering costs incurred on its behalf, subject to certain conditions.

Reimbursement is permitted only after the Company reached a NAV per share greater than $10.00 per share (the “Hurdle Rate”). Once the Hurdle Rate is met, the Company may begin reimbursing the Manager for offering costs incurred both before and after the Hurdle Rate was achieved, without interest. Reimbursements are made in monthly installments and are limited to 0.50% of aggregate gross offering proceeds per month. Any unreimbursed amounts exceeding the monthly reimbursement limit may be carried forward and reimbursed in subsequent periods, provided that such reimbursements do not cause the NAV per share to fall below the Hurdle Rate.

The Company recognizes a liability for offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, no liability was recognized by the Company until it reached the Hurdle Rate. After the Company’s NAV per share exceeded the Hurdle Rate, it recognized a liability with a corresponding reduction to equity for offering costs.

The table below presents the Company’s offering costs paid and payable to the Manager as of and for the periods presented (amounts in thousands):

Offering Costs (1)	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Costs incurred by the Manager:
Beginning balance	$233	$213
Costs incurred during the period	5	20
Ending balance	$238	$233
Less: cumulative costs reimbursed to Manager	(225)	(225)
Less: costs payable to Manager	-	-
Total costs subject to reimbursement in a future period	$13	$8

(1) The Hurdle Rate was met as of December 31, 2020.

During the years ended December 31, 2024 and 2023, the Company directly incurred offering costs of approximately $94,000 and $72,000, respectively. As of December 31, 2024 and 2023, approximately $3,000 and $9,000, respectively, of directly incurred offering costs were payable and included within “Accounts payable and accrued expenses” in the consolidated balance sheets.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. We did not have any VIEs for the periods presented in these consolidated financial statements.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2024 and 2023.

 Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, multifamily properties, townhomes or condominiums, office space, or industrial properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above-market leases, acquired in-place leases, and other identified intangible assets), intangible liabilities (including below-market leases), and assumed liabilities, and allocates the purchase price on a relative fair value basis (including capitalized acquisition costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (presented on the consolidated balance sheets as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any lease intangible value is written off.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 – 39 years
Site improvements	5 – 20 years
Furniture, fixtures, and equipment	5 – 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the years ended December 31, 2024 and 2023, we recognized an impairment loss of approximately $606,000 and $0, respectively.

Investments in Real Estate Held For Sale

From time to time, we may identify rental real estate properties to be sold. At the time that any such properties are identified, we perform an evaluation to determine whether or not such properties should be classified as held for sale or presented as discontinued operations in accordance with U.S. GAAP.

Factors considered as part of our held for sale evaluation process include whether the following conditions have been met: (i) we have committed to a plan to sell a property that is immediately available for sale in its present condition; (ii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iii) the sale of a property is probable within one year (generally determined based upon listing for sale); (iv) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors are all present, we discontinue depreciating the property, measure the property at the lower of its carrying amount or its fair value less estimated costs to sell, and present the property separately within investments in real estate held for sale on our consolidated balance sheets. For the years ended December 31, 2024 and 2023, we recognized an impairment loss of $0 and $228,000, respectively.

Real Estate Deposits

During the closing on a real estate investment, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will generally be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund reimburses the Company for the full amount of the deposit.

Derivative Financial Instruments

Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at each reporting period. Any changes in fair value of our derivative contracts not designated for hedge accounting are recorded in our consolidated statements of operations as “Decrease in fair value of derivative financial instrument”. In the event a derivative financial instrument is settled, terminated, or extinguished before maturity, any realized gain or loss resulting from the transaction is recognized in our consolidated statements of operations in “Increase (decrease) in fair value of derivative financial instrument”. The realized gain or loss represents the difference between the carrying fair value of the derivative at the time of the termination and the settlement amount paid or received. Any gains or losses arising from cash paid or received on derivative contracts are recorded in our consolidated statements of operations as “Interest expense, net.”

Deferred Leasing Costs

We capitalize and amortize direct and incremental costs associated with the successful negotiation of leases, on a straight-line basis over the terms of the respective leases. Deferred leasing costs are classified in “Intangible lease assets, net” on the consolidated balance sheets. We record the amortization of deferred leasing costs in “Depreciation and amortization” on the consolidated statements of operations. If an applicable lease terminates prior to the expiration of its initial lease term, we write off the carrying amount of the costs to amortization expense.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 2019, and intends to continue to operate as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the years ended December 31, 2024 and 2023. No gross deferred tax assets or liabilities have been recorded as of December 31, 2024 and 2023.

Beginning in 2020, we elected to treat certain wholly-owned subsidiaries as QRSs. The QRSs are corporations that are wholly-owned by the Company and are disregarded for both federal and state income tax purposes. A corporation that is a QRS shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a QRS shall be treated as assets, liabilities and such items (as the case may be) of the REIT.

As of December 31, 2024, the tax period for the taxable year ending December 31, 2021 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation. For the open tax periods, the Company has no uncertain tax positions that would require recognition in the consolidated financial statements.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

Other revenue consists of utility reimbursements, damages, termination fees, forfeited deposits, recoverable expenses, and administrative and late fees, which are recognized on an accrual basis.

Dividend income consists of interest earned on bank accounts and money market dividend income, which is related to dividends earned through our cash sweep bank account and is recognized on an accrual basis.

Gains or losses on the sale of real estate are recognized net of selling costs at the time the property is delivered, and title and possession are transferred to the buyer.

As of December 31, 2024, non-cancellable commercial operating leases provide for future minimum rental revenue from continuing operations as follows (amounts in thousands):

Year	Minimum Rental Revenue
2025	$3,780
2026	3,230
2027	2,050
2028	1,554
2029	1,088
Thereafter	1,894
Total	$13,596

For the years ended December 31, 2024 and 2023, two and three tenants, respectively, accounted for greater than 10% of rental revenue.

Recent Accounting Pronouncements

In this reporting period, the Company adopted FASB Accounting Standards Update 2023-07 (“ASU 2023-07”), Segment Reporting, which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Additionally, all disclosure requirements under the guidance are also required for entities with a single reportable segment. Adoption of the new standard impacted financial statement disclosures only and did not affect the Company’s financial position or its results of operations.

In November 2024, the FASB issued Accounting Standards Update (“ASU 2024-03”), Income Statement - Reporting Comprehensive Income-Expense Disaggregation Disclosures, which requires disclosure within the notes to the financial statements of specified expense categories as well as qualitative descriptions for amounts not disaggregated quantitatively within expense captions on the income statement. The amendment is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. The Company adopted the new standard as of January 1, 2023, which did not have a material impact on our consolidated financial statements.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Beginning balance	$54,418	$43,492
Additional investments in equity method investees	20,847	15,727
Distributions from equity method investees	(13,855)	(4,145)
Equity in earnings (losses) of equity method investees	1,148	(656)
Ending balance	$62,558	$54,418

As of December 31, 2024, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)

A 90% non-controlling member interest in GlenRise 4th Street LLC, whose activities are carried out through the following wholly-owned asset: GlenLine 4th Street Property, a dual tenant industrial flex building with redevelopment potential in Washington, DC.

(2)

Investments in equity method investees includes the contributions to National Lending, LLC (“National Lending”), in exchange for ownership interests. As of December 31, 2024 and 2023, the carrying value of the Company’s equity method investment in National Lending was approximately $7.6 million and $7.2 million, respectively. See Note 11, Related Party Arrangements for further information regarding National Lending.

(3)

A 40% non-controlling member interest in Fundrise SFR DEV JV 1, LLC, which primarily invests in ground-up development and newly constructed single-family residential real properties located throughout the Sunbelt region of the United States. See Note 11, Related Party Arrangements for further information regarding co-investment arrangements.

(4)	A 21.58% non-controlling member interest in Hampton Station Holdings, LLC, whose activities are carried out through the following wholly-owned asset: Hampton Station, a multi-tenant building and a development site for multi-family apartments in Greenville, SC. On November 19, 2021, the Company was admitted as a member of the joint venture concurrently with the closing of a construction loan related to the development of a mid-rise apartment complex. Remaining equity contributions to Hampton Station Holdings, LLC, will be contributed 95% by the Company and Fundrise East Coast Opportunistic REIT, LLC, an affiliate eREIT. On November 25, 2024, Hampton Station Holdings, LLC sold part of the Hampton Station property located in Greenville, SC for a sales price of approximately $11.1 million. Our distribution received from the sale totaled approximately $3.5 million. Hampton Station Holdings, LLC continues to own and operate the remaining Hampton Station property located in Greenville, SC.

(5)

In connection with the Tenancy-in-Common (“TIC”) transactions (See Note 11, Related Party Arrangements, for further information regarding the TIC transactions), the Company invested approximately $18.2 million in the following equity method investments:

●	A 50% non-controlling member interest in 4801 WJ, LLC, whose activities are carried out through the following wholly-owned asset: 4801 W Jefferson Blvd, a creative office building located in Los Angeles, CA.
●	A 50% non-controlling member interest in CNP 108, LLC, whose activities are carried out through the following wholly-owned assets: 4202 W Jefferson Blvd, a creative office building located in Los Angeles, CA and 4216 W Jefferson Blvd, a creative office building located in Los Angeles, CA.
●	A 25% non-controlling member interest in 5957 Western, LLC, whose activities are carried out through the following wholly-owned asset: 5957 S Western Ave, a mixed use property located in Los Angeles, CA.

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of December 31, 2024	As of December 31, 2023
Real estate assets, net	$175,339	$128,434
Other assets(1)	114,032	78,886
Total assets	$289,371	$207,320

Mortgage/construction loans payable, net	29,977	12,045
Other liabilities(2)	62,570	33,086
Equity	196,824	162,189
Total liabilities and equity	289,371	207,320
Company’s equity investment, net	$62,558	$54,418

(1)	As of December 31, 2024 and 2023, approximately $98.3 million and $57.3 million, respectively, of “Other assets” are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending. See Note 11, Related Party Arrangements for further information regarding National Lending.

(2)

As of December 31, 2024 and 2023, approximately $22.0 million and $0 of “Other liabilities” represent promissory notes issued from affiliated entities to National Lending, respectively. See Note 11, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Total revenue	$12,084	$6,282
Total expenses	6,570	4,858
Net income (loss)	5,514	1,424
Company’s equity in net income (loss) of investee	$1,148	$(656)

4.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

As of both December 31, 2024 and 2023, we had invested in five rental real estate properties, respectively. During the year ended December 31, 2024, two properties were placed into service for approximately $21.0 million, after approximately $606,000 of impairment loss and approximately $155,000 of estimated costs to sell. Additionally, as part of the TIC transaction, two properties were sold for a gross sales price of approximately $9.5 million. Net proceeds also totaled approximately $9.5 million, and the Company recognized a loss of approximately $2.6 million. See Note 11, Related Party Arrangements for further information regarding the TIC arrangements.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of December 31, 2024 (1)	As of December 31, 2023 (2)
Land	$66,538	$64,627
Building	25,452	27,646
Site improvements	2,272	2,642
Total gross investment in rental real estate properties	94,262	94,915
Less: Accumulated depreciation	(3,765)	(2,468)
Total investment in rental real estate properties, net	$90,497	$92,447

(1)	During the year ended December 31, 2024, one property with a cost basis of approximately $7.5 million was reclassified from “Investments in real estate held for sale” to “Investments in rental real estate properties, net” and one property with a cost basis of approximately $13.4 million was reclassified from “Investments in real estate held for improvement” to “Investments in rental real estate properties, net” on the consolidated balance sheets for assets placed in service. Additionally, two properties with a cost basis of approximately $21.5 million were sold in connection with the TIC transactions (See Note 11, Related Party Arrangements, for further information regarding the TIC transactions) for a gross sales price of approximately $9.5 million, and the Company recognized a loss of approximately $2.6 million.

(2)	During the year ended December 31, 2023, two properties with a cost basis of approximately $7.6 million were reclassified from “Investments in real estate properties held for improvement” to “Investments in rental real estate properties, net” on the consolidated balance sheets for assets placed in service, and one property with a cost basis of approximately $7.6 million was reclassified from “Investments in rental real estate properties, net” to “Investments in real estate held for sale”.

As of December 31, 2024 and 2023, the carrying amount of the rental real estate properties above included cumulative capitalized acquisition costs of approximately $303,000 and $191,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $162,000 and $159,000, respectively. The increase is attributed to one of the properties that was placed in service during the year ended December 31, 2024. Capitalized acquisition costs and cumulative acquisition fees paid to the Sponsor for the properties that were transferred to investments in rental real estate properties was approximately $186,000. As of both December 31, 2024 and 2023, capitalized acquisition costs and cumulative acquisition fees paid to the Sponsor for the properties that were sold was approximately $374,000.

For the years ended December 31, 2024 and 2023, the Company recognized approximately $1.5 million and $1.0 million of depreciation expense on rental real estate properties, respectively.

The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

	As of December 31, 2024 (1)	As of December 31, 2023 (2)
Land	$6,881	$11,494
Building and building improvements	1,907	2,877
Work-in-progress	397	5,298
Total investment in real estate held for improvement	$9,185	$19,669

(1)	During the year ended December 31, 2024, we reclassified one property with a cost basis of approximately $13.4 million from “Investments in real estate held for improvement” to “Investments in rental real estate properties, net” on the consolidated balance sheets for assets placed in service.

(2)	During the year ended December 31, 2023, we reclassified two properties with a cost basis of approximately $7.6 million from “Investments in real estate held for improvement” to “Investments in rental real estate properties, net”, and one property with a cost basis of approximately $4.7 million from “Investments in real estate held for improvement” to “Investments in real estate held for sale” on the consolidated balance sheets for assets placed in service and held for sale.

As of December 31, 2024 and 2023, our investments in real estate held for improvement included cumulative capitalized acquisition costs of approximately $0 and $299,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $0 and $72,000, respectively. The decrease in capitalized acquisition costs as of December 31, 2024 is due to the transfer of one property from “Investments in real estate held for improvement” during the year.

5.	Investments in Real Estate Held for Sale

As of December 31, 2024 and 2023, we had zero and two real estate properties held for sale, respectively.

The following table presents the Company’s investments in real estate properties held for sale (amounts in thousands):

	As of December 31, 2024	As of December 31, 2023
Land	$-	$6,147
Building and building improvements	-	5,883
Estimated costs to sell	-	(209)
Total investment in real estate held for sale	$-	$11,821

During the year ended December 31, 2024, one property was sold for a gross sales price of approximately $4.5 million. Net proceeds from the sale, after prorations and selling costs, totaled approximately $4.3 million, and the Company recognized a loss of approximately $58,000.

Additionally, one property was reclassified from “Investments in real estate held for sale” to “Investments in rental real estate properties, net” on the consolidated balance sheets as the Company no longer anticipates the sale of the property is probable within one year. The Company recognized an impairment loss of approximately $606,000 during the year ended December 31, 2024 to write down its carrying value of approximately $7.6 million to its estimated fair value of approximately $7.0 million as of December 31, 2024.

As of December 31, 2024 and 2023, investments in real estate held for sale included capitalized acquisition costs of approximately $0 and $276,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $0 and $92,000, respectively.

6.	Intangible Lease Assets and Liabilities

The Company’s intangible lease assets and liabilities consist of in-place leases, deferred leasing costs, above-market leases, and below-market leases primarily related to acquisition of the C20 Property resulting from the Merger. In-place leases, deferred leasing costs, and above-market leases are classified as “Intangible lease assets, net” on our consolidated balance sheets; whereas, below-market leases are classified as “Intangible lease liabilities, net” on our consolidated balance sheets.

As of December 31, 2024 and 2023, in-place leases, net were approximately $505,000 and $1.2 million, respectively. In-place lease assets are amortized over the remaining term of the respective leases. For the years ended December 31, 2024 and 2023, amortization of in-place lease assets was approximately $665,000 and $814,000, respectively, and included in “Depreciation and amortization” in the consolidated statements of operations.

As of December 31, 2024 and 2023, deferred leasing costs, net were approximately $393,000 and $1.5 million, respectively. Deferred leasing costs are amortized over the remaining term of the respective leases. For the years ended December 31, 2024 and 2023, amortization of deferred leasing costs was approximately $289,000 and $587,000, respectively, and was included in “Depreciation and amortization” in the consolidated statements of operations. During the year ended December 31, 2024, we wrote off approximately $731,000 in deferred leasing costs due to the disposition of two rental real estate assets in connection with the TIC arrangements. See Note 11, Related Party Arrangements for further information regarding the restructuring of rental real estate properties.

As of December 31, 2024 and 2023, above-market leases, net were approximately $23,000 and $86,000, respectively, and below-market leases, net were approximately $(1.7 million) and $(2.1 million), respectively. The Company recognizes the amortization of acquired above- and below-market leases over the remaining term of the respective leases. For the years ended December 31, 2024 and 2023, amortization of above-market leases was approximately $63,000 and $80,000, respectively, and amortization of below-market leases was approximately $(402,000) and $(418,000), respectively. The amortization of above-market leases is included as a reduction to “Rental revenue” in the consolidated statements of operations, whereas the amortization of below-market leases is included as an addition to “Rental revenue” in the consolidated statements of operations.

The following table summarizes the scheduled amortization of the Company’s acquired intangible lease assets for each of the five succeeding years and thereafter (amounts in thousands):

Year	In-Place Lease Intangibles	Deferred Leasing Costs	Above-Market Lease Intangibles
2025	$321	$159	$23
2026	105	109	-
2027	56	57	-
2028	23	30	-
2029	-	10	-
Thereafter	-	28	-
Total	$505	$393	$23

The following table summarizes the scheduled amortization of the Company’s acquired intangible lease liabilities for each of the five succeeding years and thereafter (amounts in thousands):

Year	Below-Market Lease Intangibles
2025	$(391)
2026	(204)
2027	(130)
2028	(98)
2029	(83)
Thereafter	(810)
Total	$(1,716)

7.	Mortgage Payable

The following is a summary of the Company’s mortgage payable as of December 31, 2024 and 2023 (dollar amounts in thousands):

Borrower (4)	Interest Rate(3)	Maturity Date	Balance at December 31, 2024		Balance at December 31, 2023
C20 Property	SOFR + 1.61%	03/06/2025(5)	$34,604	(1)	$35,016	(2)
Total			$34,604		$35,016

(1)	This balance represents the principal balance of approximately $34.7 million, net of the unamortized below-market debt value of approximately $65,000 and approximately $31,000 of deferred financing fees as of December 31, 2024.

(2)	This balance represents the principal balance of approximately $35.5 million, net of the unamortized below-market debt value of approximately $459,000 as of December 31, 2023.

(3)	Effective February 10, 2023, the loan was amended and the interest rate was modified from LIBOR + 1.5%, to SOFR + 0.1144% + 1.5% spread. SOFR represents the Daily Simple Secured Overnight Financing Rate established per the loan agreement.

(4)	All mortgage loans are secured by the Company’s properties.

(5)	Subsequent to year-end, on February 6, 2025, the Company entered into a forbearance agreement which extended the maturity date to June 4, 2025. On April 28, 2025, the Company refinanced this loan. See Note 15 - Subsequent Events for further information.

The mortgage note requires monthly, interest-only payments until maturity, at which time the entire outstanding principal balance becomes due. For the years ended December 31, 2024 and 2023, we incurred interest expense of approximately $2.4 million and $2.2 million, respectively, which is recorded as “Interest expense, net” in our consolidated statements of operations. Approximately $34.7 million of principal payments are due on March 6, 2025.

As of December 31, 2024 and 2023, the total below-market debt value was approximately $1.4 million, which is amortized on a straight-line basis over the term of the mortgage note. The straight-line adjustment approximates the effective interest method, and is an adjustment to interest expense in the consolidated statements of operations. During the years ended December 31, 2024 and 2023, the amortization of below-market debt value was approximately $394,000.

Debt issuance costs are being amortized over the loan term on the straight-line method, which approximates the effective interest method. During the years ended December 31, 2024 and 2023, approximately $31,000 and $0, respectively, of deferred financing costs were incurred related to the mortgage loan listed above. As such, the carrying value of the unamortized debt issuance costs as of December 31, 2024 and 2023 was approximately $31,000 and $0, respectively. Deferred financing costs are reflected net of accumulated amortization on the consolidated balance sheets as a reduction to the related mortgages payable which totaled approximately $0 and as of both December 31, 2024 and 2023. The Company did not record any amortization of debt issuance costs for the years ended December 31, 2024 and 2023, as the related costs were incurred in December 2024. Accordingly, “Interest expense” in the consolidated statements of operations does not include any amortization of these costs for the years presented.

The mortgage loan contains a requirement for quarterly monitoring of the C20 Property’s debt service coverage ratio (“DSCR”). During the year ended December 31, 2024, management calculated a DSCR below the lender specified threshold, resulting in the continuance of a cash sweep period, whereby excess cash flow is swept into an account held by the lender. During the year ended December 31, 2024, approximately $1.1 million of additional cash was swept into the account held by the lender, and approximately $1.4 million was utilized for tenant improvements and the forbearance agreement payment. These amounts are included within “Restricted Cash” in the consolidated balance sheets.

Under the terms of the mortgage note, the lender has the right to request a property appraisal if the DSCR ratio falls below 1.15 for six consecutive quarters. During the year ended December 31, 2024, the lender exercised this right, and the appraisal resulted in a loan-to-value (“LTV”) ratio exceeding the maximum allowable threshold of 55%, triggering a repayment obligation. As a result, the lender issued a notice of default. In November 2024, the parties entered into a forbearance agreement, granting the Company time to refinance the C20 Property and repay the outstanding amounts. As part of the agreement, the C20 Property paid a forbearance fee of approximately $87,000 and repaid $775,000 of the outstanding principal balance. As of December 31, 2024 the Company was in active negotiations to refinance the loan.

8.	Derivative Financial Instrument

Effective August 2, 2021, we entered into an interest rate swap agreement with a notional amount of $38.5 million to swap the floating interest rate of the C20 Property mortgage payable (see Note 7, Mortgage Payable) to a fixed rate of 0.7075% plus a 1.50% spread for an all-in fixed rate of approximately 2.21% over the initial term.

Effective February 10, 2023, the loan was amended and the interest rate was modified from LIBOR to SOFR + 0.1144%, with no change to the spread, for an all-in fixed rate of approximately 2.2459%. The notional amount was modified to $35.5 million as a result of a partial principal repayment during the year ended December 31, 2022 and there was no change to the maturity date.

The interest rate swap is not for trading purposes and we have not designated the interest rate swap for hedge accounting treatment. As a result, any changes in fair value of the interest rate swap are recognized immediately through earnings. During the years ended December 31, 2024 and 2023, we recorded a decrease in the fair value of the interest rate swap of approximately $1.4 million and $1.1 million, respectively, which is reflected as “Decrease in fair value of derivative financial instrument” in our consolidated statements of operations. During the years ended December 31, 2024 and 2023, we recognized aggregate income of approximately $1.6 million and $1.4 million, respectively, related to the interest rate swap, which is recorded as a reduction to “Interest expense, net” in our consolidated statements of operations. As of December 31, 2024 and 2023, approximately $120,000 and $143,000, respectively, of interest rate swap income was payable to the Company and was recorded net of the related accrued interest expense.

The fair value of the interest rate swap is estimated based on the expected future cash flows by incorporating the notional amount of the swap, the contractual period to maturity, and observable market-based inputs, including interest rate curves and counterparty default risk.

The fair value of our interest rate swap as of December 31, 2024 and 2023 is shown below (dollar amounts in thousands):

	Notional Amount			Fair Value
Derivative Financial Instrument	As of December 31, 2024	As of December 31, 2023	Maturity Date	As of December 31, 2024	As of December 31, 2023
Interest rate swap	$35,475	$35,475	03/06/2025	$351	$1,744

9.	Distributions

Distributions are calculated based on members of record each day during the distribution periods. During the years ended December 31, 2024 and 2023, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $241,000 and $608,000, respectively. Of the distributions declared during the years ended December 31, 2024 and 2023, approximately $177,000 and $405,000, respectively, were paid. Approximately $64,000 and $203,000 remained payable as of December 31, 2024 and 2023, respectively.

10.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amounts of cash and cash equivalents, restricted cash, other assets, and notes payable to related parties reported in the Consolidated Balance Sheets approximates fair value because of the short maturity of these instruments.

The only financial instruments that are recorded at fair value on the Consolidated Balance Sheets on a recurring basis are the derivative financial instruments. We value these financial instruments utilizing significant other observable inputs (Level 2). See Note 8, Derivative Financial Instrument, for detail of these valuation inputs.

As of December 31, 2024 and 2023, the net carrying amounts and fair values of other financial instruments were as follows (amounts in thousands):

	December 31, 2024		December 31, 2023
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities:
Mortgage Payable	$34,604	$34,665	$35,016	$33,360
Total	$34,604	$34,665	$35,016	$33,360

Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument (see Note 2 – Summary of Significant Accounting Policies). The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Mortgages Payable (Level 3): The fair value of our mortgage payable principal balance is estimated using a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rate), loan to value ratios, and expected repayment and prepayment dates.

11.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Offering Costs for the amount of offering costs incurred and payable for the years ended December 31, 2024 and 2023.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, or utility costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2024 and 2023, the Manager incurred approximately $9,000 and $3,000 of operational costs on our behalf, respectively. There was approximately $1,000 and $2,000 of operational costs due and payable to the Manager as of December 31, 2024 and 2023.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85%, of our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

During the years ended December 31, 2024 and 2023, we have incurred investment management fees of approximately $905,000 and $1.1 million, respectively. As of December 31, 2024 and 2023, approximately $207,000 and $266,000, respectively, of investment management fees remained payable to the Manager.

The Company may be charged by the Manager a development management fee of 5.00% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the direct equity investment project or if there is no outside developer of the direct equity investment project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For the years ended December 31, 2024 and 2023, approximately $243,000 and $340,000, respectively, of development fees have been incurred. As of December 31, 2024 and 2023, approximately $2,000 and $239,000, respectively were due and payable.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2024 and 2023, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the years ended December 31, 2024 and 2023, no special servicing fees have been incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate and will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. For the years ended December 31, 2024 and 2023, approximately $68,000 and $0, respectively, of disposition fees have been incurred or paid. As of December 31, 2024 and 2023, no disposition fees were payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and interest revenue in kind, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2024 and 2023 the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held approximately 10,500 shares as of both December 31, 2024 and 2023. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held approximately 1,000 common shares as of December 31, 2024 and 2023.

For the years ended December 31, 2024 and 2023, the Sponsor incurred approximately $68,000 and $117,000, respectively, of operational costs on our behalf, in connection with the Shared Services Agreement. As of December 31, 2024 and 2023, approximately $8,000 and $2,000 of operational costs were due and payable, respectively.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by certain of the real estate investment trusts (“eREITs”) and other investment vehicles (the “Funds”) managed by our Manager and affiliated with our Sponsor, Including the Company. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT or Fund contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT or Fund maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of both December 31, 2024 and 2023, the Company has contributed approximately $6.5 million for a 9.00% and 10.12% ownership in National Lending, respectively. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes with any of the eREITs or Funds who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s or Fund’s individual real estate investment strategies. Any promissory note bears a market rate of interest. National Lending may also obtain a promissory note from any of these eREITs in order to secure short-term bridge financing. All transactions between National Lending and the affiliated eREIT or Fund are reviewed by the Independent Manager.

All transactions between National Lending and the affiliated eREITs are reviewed by the Independent Manager.

The following is a summary of the promissory notes issued by National Lending to the Company during the years ended December 31, 2024 and 2023 and remaining outstanding balances as of December 30, 2024 and 2023 (dollar amounts in thousands):

Note	Maximum Principal Balance	Interest Rate	Maturity Date	Balance at December 31, 2024	Balance at December 31, 2023
2023 - A (1)	$3,500	6.00%	03/30/2024	$-	$3,500
2023 - B (1)	$3,500	6.00%	03/31/2024	$-	$3,500
2023 - C (1)	$3,000	6.00%	04/14/2024	$-	$3,000
2023 - D (1)	$4,000	6.00%	06/30/2024	$-	$4,000
2023 - E (1)	$2,000	6.50%	07/10/2024	$-	$2,000
2023 - F (1)	$500	6.50%	07/31/2024	$-	$500
2023 - G (1)	$3,500	6.50%	08/10/2024	$-	$3,500
2023 - H (1)	$3,500	6.50%	10/03/2024	$-	$3,500
2023 - I (1)	$3,000	6.50%	10/05/2024	$-	$3,000
2023 - J (1)(2)	$1,000	6.50%	10/31/2024	$-	$-
2023 - K (1)	$6,000	6.50%	12/20/2024	$-	$6,000
2024 - A (1)(5)	$38,500	6.50%	12/31/2024	$-	$-
2024 - B (3)	$4,000	6.50%	1/31/2025	$-	$-
2024 - C (4)	$4,000	6.50%	3/28/2025	$-	$-
2024 - D (5)	$3,000	6.25%	7/29/2025	$-	$-
2024 - E (5)	$2,000	5.75%	9/30/2025	$-	$-
2024 - F (5)	$1,000	6.00%	11/26/2025	$-	$-
2024 - G (5)	$44,000	6.00%	12/31/2025	$43,300	$-
				$43,300	$32,500

(1)

On January 2, 2024, the Company entered into a new promissory note with National Lending, providing for a maximum principal balance of $38.5 million, bearing interest at 6.50% and maturing on December 31, 2024. Upon execution of this agreement, the Company fully repaid all outstanding loans from National Lending as of December 31, 2023, which included approximately $32.5 million of principal and approximately $850,000 in accrued interest. The repayment of the $32.5 million in principal was completed through a non-cash debt extinguishment. This loan was secured by properties pledged by the Company with a total carrying value of approximately $75.2 million. On December 31, 2024, the Company repaid this loan.

(2)	Effective October 31, 2023, the Company and National Lending entered into a promissory note with a principal amount of $1.0 million where National Lending agrees to loan or advance to the Company up to the maximum principal amount of $1.0 million. As of December 31, 2023, no draws had been made on the loan.

(3)

On January 31, 2024, National Lending issued a new promissory note to the Company for a total maximum principal amount of $4.0 million, and the company had drawn the entire $4.0 million. This loan was secured by properties pledged by the Company with a total carrying value of approximately $75.2 million. On May 3, 2024, the Company partially paid off $600,000 of principal. On December 12, 2024, the Company paid the remaining $3,400,000 principal balance and approximately $182,000 of accrued interest.

(4)

On March 28, 2024, National Lending issued a new promissory note to the Company for a total maximum principal amount of $4.0 million. Of the $4.0 million, the Company had drawn $2.9 million of the principal balance. This loan was secured by properties pledged by the Company with a total carrying value of approximately $75.2 million. On April 24, 2024, the Company partially paid off $2,000,000 of principal. On May 3, 2024, the Company paid the remaining $900,000 principal balance and approximately $15,000 of accrued interest.

(5)

During the year ended December 31, 2024, the Company entered into several new loan agreements with National Lending and drew principal totaling approximately $10.8 million. On December 31, 2024, the Company entered into a new unsecured promissory note with National Lending, providing for a maximum principal balance of $44.0 million, bearing interest at 6.0% and maturing on December 31, 2025. Upon execution of this agreement, the Company fully repaid all outstanding loans from National Lending as of December 31, 2024, which included approximately $43.3 million of principal and approximately $2.6 million in accrued interest. The repayment of the $43.3 million in principal was completed through a non-cash debt extinguishment.

For the years ended December 31, 2024 and 2023, the Company incurred approximately $2.8 million and $1.5 million, respectively, in interest expense on related party notes with National Lending. As of December 31, 2024 and 2023, we had outstanding accrued interest of approximately $7,000 and $845,000, respectively, due to National Lending. The Manager has plans to extend current financings through existing commitments with an affiliate as needed to support its investment and liquidity objectives.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and Funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata the Company’s origination or commitment amount for the underlying acquisition.

During the years ended December 31, 2024 and 2023, we incurred approximately $0 and $19,000, respectively, of reimbursable operating costs on behalf of our Co-Investment. Approximately $0 of reimbursable operating costs were receivable as of December 31, 2024 and 2023.

TIC Arrangements with Affiliate REITs

In December 2024, the Company entered into four TIC arrangements with REITs managed by our Manager and affiliated with our Sponsor. Under the terms of the TIC arrangements, the Company and the affiliate REITs hold undivided ownership interests in mixed-use properties located in Los Angeles, CA. The TIC arrangements allow each owner to independently own a specified interest in the property while sharing in the income and expenses associated with the property in proportion to their ownership interests.

12.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

13.	Commitments and Contingencies

Reimbursable Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for offering costs that were paid by the Manager on the Company’s behalf. As of December 31, 2024 and 2023, approximately $13,000 and $8,000 of offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Offering Costs.

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any current litigation that we assess as being significant to us.

14.	Segment Reporting

The Company operates as a single reportable segment. The management committee of Fundrise Advisors, LLC, our Manager, acts as the Company’s CODM, assessing performance and making decisions about resource allocation. The CODM determined that the Company operates a single reportable segment based on the fact that the CODM monitors the operating results of the Company as a whole and that the Company’s long-term strategic asset allocation is pre-determined in accordance with the terms of its offering circular, based on a defined investment strategy. The financial information, including information about the Company’s significant revenues and expenses, that is provided to and reviewed by the CODM is consistent with that presented within the Company’s consolidated financial statements. Total expenses and total other expenses, as disclosed in the consolidated financial statements, represent the CODM's measure of significant expenses for all segments. The CODM uses this financial information to evaluate the Company’s overall performance and investment returns, supporting decisions on acquisitions, dispositions, and distributions. Refer to the consolidated statements of operations in our consolidated financial statements for further detail on our total revenue, total expenses, and net consolidated income or loss. No single shareholder accounts for more than 10% of the Company’s total revenue. All of the Company’s real estate investments are located within the United States and all revenues are derived from U.S.-based operations.

15.	Subsequent Events

National Lending

On January 8, 2025, the Company made a draw of $700,000 on the National Lending promissory note issued on December 31, 2024. The note bears a 6.00% interest rate and matures on December 31, 2025. On January, 30, 2025, the Company partially paid off $15.0 million of principal related to this promissory note with National Lending. As of April 30, 2025 the principal outstanding on the promissory note is $29.0 million.

On January 8, 2025, National Lending issued a new promissory note to the Company for a total maximum principal amount of $3.9 million. The note bears a 6.00% interest rate and matures on December 31, 2025. As of April 30, 2025 the principal outstanding on the promissory note is $3.9 million.

On April 4, 2025, National Lending issued a new promissory note to the Company for a total maximum principal amount of $3.2 million. The note bears a 5.50% interest rate and matures on April 3, 2026. As of April 30, 2025 the principal outstanding on the promissory note is $3.2 million.

On April 23, 2025, National Lending issued a new promissory note to the Company for a total maximum principal amount of $8.0 million. The note bears a 5.50% interest rate and matures on April 23, 2026. As of April 30, 2025, the principal outstanding on the promissory note is $6.8 million.

Mortgage Payable

On April 28, 2025, the Company refinanced the C20 mortgage payable with a new $30.0 million loan. In connection with the refinancing, the Company made a payment of approximately $6.8 million. The mortgage payable matures on April 28, 2028 and bears interest at a fixed rate of 7.75% per annum.

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 of the Company’s Form DOS filed with the SEC on March 7, 2019)
2.2*	Certificate of Amendment to Certificate of Formation dated August 3, 2021 (incorporated by reference to the copy thereof filed as Exhibit 2.2 of the Company’s Form 1-SA filed with the SEC on September 27, 2021)
2.3*	Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.3 to the Company’s Semiannual Report on Form 1-SA filed with the SEC on September 27, 2023)
4.1*	Form of Subscription Agreement (incorporated herein by reference to Appendix A of the Company’s Offering Circular filed with the SEC on October 2, 2020)
6.1*	Form of License Agreement between Fundrise Growth eREIT 2019, LLC and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 of the Company’s Form DOS filed with the SEC on March 7, 2019)
6.2*	Form of Fee Waiver Support Agreement between Fundrise Growth eREIT 2019, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 of the Company’s Form DOS filed with the SEC on March 7, 2019)
6.3*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit 6.3 of the Company’s Form DOS filed with the SEC on March 7, 2019)
6.4*	Agreement of Merger and Plan of Reorganization dated July 30, 2021 between Fundrise Growth eREIT 2019, LLC and Fundrise Growth eREIT V, LLC (incorporated by reference to the copy thereof filed as exhibit 6.4 to the Company’s Form 1-A filed on May 2, 2022)

*	Previously filed.
**	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on April 30, 2025.

Fundrise Development eREIT, LLC
By: Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 30, 2025
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	April 30, 2025
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)